1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Telephone: (604) 662-8808
Facsimile: (604) 669-8803
www.sangramoller.com
Reply Attention of:
H.S. Sangra
Our File No.:
5000 088
Direct Line:
(604) 692-3022
Email: hsangra@sangramoller.com

October 25, 2010
VIA EDGAR AND FACSIMILE
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director Erin Jaskot, Staff Attorney
Dear Sirs/Mesdames:

Re:	Terra Nova Royalty Corporation (the “Company”) Registration Statement on Form F-4 Filed October 7, 2010 File No. 333-169819
We act as counsel for the Company and write in connection with the comment letter dated October 19, 2010 (the “Comment Letter”) from the United States Securities and Exchange Commission (the “Commission”) to the Company on the Company’s Registration Statement on Form F-4 filed with the Commission on October 7, 2010 (the “Registration Statement”). On behalf of the Company, we provide the following responses to your comments. For ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your questions followed by the Company’s responses thereto. All capitalized terms that are not defined herein shall have the meanings ascribed thereto in the Registration Statement.
Registration Statement Cover Page
1.	The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. Please be advised that in an early commencement offer, commencement begins on the date the prospectus is both filed and sent to shareholders. Please tell us the date upon which such materials were sent to shareholders and revise the cover page accordingly.

The Company advises that the prospectus (the “Prospectus”), which forms part of the Registration Statement, was mailed to shareholders of Mass on October 8, 2010. The cover page of the Registration Statement has been revised accordingly.

SANGRA MOLLER llp
October 25, 2010

Prospectus Cover Page
2.	You have commenced the tender offer prior to effectiveness of the registration statement. The preliminary prospectus disseminated to security holders in an exchange offer must be complete and contain all required information. Accordingly, please remove the language “Subject to Completion” appearing at the top of the cover page. Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

The cover page of the Registration Statement has been amended to delete the words “Subject to Completion”.
Questions and Answers about this Offer. page ii

Q. What does the Board of Directors of Mass Think of this Offer and the Merger? page ii
3.	Please provide us supplementally with a copy of the Mass Recommendation Statement. In addition, please tell us what consideration you have given to filing this statement as an exhibit to the registration statement. In this regard, we note that the Board of Directors of Mass has endorsed the offer. Please note that we may have additional comments based on your response.

A copy of the Mass Recommendation Statement has been sent to you on a supplemental basis.

The Mass Recommendation Statement was not included as an exhibit to the Registration Statement as the Mass Recommendation Statement was prepared by the board of directors and management of Mass. Neither the board of directors of the Company nor its counsel participated in the preparation of the Mass Recommendation Statement. Neither the Company nor its counsel were present at the meetings of the board of Mass at which the transaction was discussed and, accordingly, they have no way to verify the accuracy of the statements set forth in the Mass Recommendation Statement. Under existing Commission rules, neither the Company nor Mass has any obligation to provide the Mass Recommendation Statement to Mass shareholders. Mass has chosen to provide a recommendation statement, but that statement is intended solely for the benefit of its shareholders and not for the public generally. The Company has included in the Prospectus a summary of the reasons the board of directors of Mass recommends acceptance of the tender offer to its shareholders, based on information provided by Mass. Accordingly, the Company determined that it would not be appropriate or feasible to include the Mass Recommendation Statement with the Registration Statement.
4.	You reference an opinion dated September 24, 2010 from Southridge Investment Group LLC. Each report, opinion or appraisal materially related to the transaction, whether oral or written, requires a reasonably detailed description providing all information required by Item 10IS(b) of Regulation M-A. Please revise your disclosure to provide the relevant information relating to Southridge and its fairness opinion. Further, please file the written opinion of Southridge, as well as its consent, as exhibits to the Form F -4. See Items 4(b) and 21(c) of Form F-4.

We note that Item 4(b) of Form F-4 only requires inclusion of the disclosure called for under Item 9 of Schedule 13E-3 if a report, opinion or appraisal, materially relating to the transaction, has been received from an outside party and is referred to in the Prospectus. The Company has determined that reference to the opinion of the Mass Advisor is not necessary in the Prospectus as: (i) the Mass Advisor was engaged by Mass for its exclusive use; (ii) Mass has mailed the opinion of the Mass Advisor to its shareholders with the Mass Recommendation Statement; and (iii) the board of directors of the Company

SANGRA MOLLER llp
October 25, 2010

did not consider the opinion of the Mass Advisor in evaluating the Agreement. Accordingly, the Registration Statement has been amended to remove references to the Mass Advisor and its opinion.
Background and Reasons for this Offer and the Merger. page 48
5.	Please revise your disclosure under “Background of this Offer” to ensure it presents a materially complete description of all relevant discussions and negotiations relating to the transaction. In particular, we note that you have not provided a description of the original relationship between the parties and do not include disclosure regarding the negotiations and discussions that led to the determination that the acquisition would be on a share-for share exchange basis and that it would be based upon the adjusted net book value. Please revise this section to fully disclose all relevant discussions and negotiations between the two parties, including, but not limited to, how it was determined that the share exchange ratio could be as high as 1.3 and any discussions or consideration given to the disparity in the share price between the two parties that existed prior to the announcement of the transaction.

The section of the Registration Statement entitled “Background and Reasons for this Offer and the Merger” has been amended to reflect your comment.

With respect to your reference to the exchange ratio range of 1.0 to 1.3 contemplated under the Term Sheet, we note that, at the relevant time, this range: (i) was preliminary in nature; (ii) did not take into account the final adjustments to net book value, which remained to be negotiated and settled; and (iii) did not reflect the conversion of the Company’s convertible bonds.

6.	We note your reference on pages 49 and 51 to a fairness opinion provided by Raymond James. Each report, opinion or appraisal materially related to the transaction, whether oral or written, requires a reasonably detailed description providing all information required by Item 10 IS(b) of Regulation M-A. Please revise your disclosure to provide the relevant information relating to both the presentation made by Raymond James and the fairness opinion provided by Raymond James. Further, please file any written materials contained or used in the presentation made by Raymond James, as well as a consent from Raymond James, as exhibits to the Form F-4. See Items 4(b) and 21(c) of Form F-4.

The Registration Statement has been amended to include a new section entitled “Summary of Analysis of Raymond James” after the section entitled “Background and Reasons for this Offer and the Merger – The Offer Ratio” on page 51 to address the information required by Item 1015(b)(1) through (6) of Regulation M-A.

A copy of the presentation materials used by Raymond James in their oral presentation to the board of directors of the Company will be provided to you on a supplemental basis.

SANGRA MOLLER llp
October 25, 2010

Conditions of this Offer. page 57
General. page 59
7.	The disclosure in this section states that actions or inactions by the offerors may trigger the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the express or implied statement that the conditions may be triggered at the option of the offerors.

The first paragraph of the section of the Registration Statement entitled “Conditions of this Offer – General” has been amended to read as follows:
“The foregoing conditions are for the sole benefit of Terra Nova and the Merger Subsidiary and may be asserted by Terra Nova and the Merger Subsidiary regardless of the circumstances giving rise to any such assertion. Subject to the provisions of the Agreement at any time, Terra Nova or the Merger Subsidiary may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Terra Nova or the Merger Subsidiary may have. The failure by Terra Nova or the Merger Subsidiary at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, the condition set out under the caption “Market Disruptions” above may not be waived by Terra Nova or the Merger Subsidiary without the written consent of Mass.”
8.	All conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived prior to offer expiration. Please revise this section to make clear that the offerors have not reserved the right to raise each of the offer conditions following expiration.

Additionally, the following additional disclosure has been added to the first paragraph of the section of the Registration Statement entitled “Conditions of the Offer”:
“Terra Nova and the Merger Subsidiary may not assert any such conditions after the expiry of this offer.”
Material U.S. Federal Income Tax Consequences. page 60
9.	We note your statement that “Davis Wright Tremaine LLP intends to render an opinion that this offer and the Merger should be treated as a single integrated transaction .... “ As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transactions, please revise your prospectus disclosure to set forth counsel’s opinion as to such matters. In addition to the “Material U.S. Federal Income Tax Consequences” section, you should revise the other tax-related disclosures in the prospectus as necessary. The revised disclosure should specify the

SANGRA MOLLER llp
October 25, 2010

applicable provision or provisions of the Internal Revenue Code under which the transaction qualifies and should address the tax consequences that investors can reasonably expect as a result of such qualification. The revised disclosure should cite relevant authority (e.g., Section 368(a) of the Internal Revenue Code) and provide appropriate analysis. To the extent tax consequences are uncertain, the revised disclosure should expressly acknowledge and describe the basis for the uncertainty and you should add appropriate risk factor disclosure to the prospectus. Finally, please note that counsel must render its tax opinion before the registration statement can be taken effective. Please refer to Item 601(b)(8) of Regulation S-K.

We have revised the disclosure in the Prospectus to set forth the opinion of Davis Wright Tremaine LLP (“DWT”) as to the offer and the Merger constituting components of an integrated transaction qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. We have revised the other tax-related disclosures in the Prospectus accordingly.

The disclosure specifies the applicable provision of the Internal Revenue Code under which the offer and the Merger are expected to qualify. Under the subheading “Treatment of this Offer and the Merger as a Reorganization” the disclosure states:
“Davis Wright Tremaine LLP is of the opinion that this offer and the Merger should constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (with exchanges pursuant to this offer treated as part of the Merger transaction).”
Additional references to Section 368(a) of the Code are contained in the disclosure. The disclosure also addresses the tax consequences that investors can reasonably expect as a result of such qualification. Under the subheading “Treatment of this Offer and the Merger as a Reorganization,” the disclosure states:
“The following are the material federal income tax consequences to Mass shareholders who, consistent with the opinion of counsel referred to above, receive Terra Nova Common Shares pursuant to a transaction constituting a reorganization within the meaning of Section 368(a) of the Code.”
These tax consequences are described under the further subheadings “Mass Shareholders Who Exchange Mass Common Shares Solely for Terra Nova Common Shares” and “Mass Shareholders Who Receive Cash Instead of a Fractional Terra Nova Common Share.”

The disclosure cites relevant authority and provides appropriate analysis. Under the subheading “Treatment of this Offer and the Merger as a Reorganization” the disclosure states:
“Davis Wright Tremaine LLP is of the opinion that this offer and the Merger should constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (with exchanges pursuant to this offer treated as part of the Merger transaction).”

SANGRA MOLLER llp
October 25, 2010

Additional references to Section 368(a) of the Code are contained in the disclosure. In addition, under the same subheading, the disclosure states:
“The determination as to whether this offer is a step in a series of transactions constituting an integrated transaction qualifying as reorganization is based on the application of principles to the relevant facts and circumstances. Because of the factual nature of this inquiry, counsel is unable to provide an unqualified opinion as to whether this offer and the Merger constitute an integrated transaction qualifying as a reorganization.”
As noted above, the disclosure describes the tax consequences investors can reasonably expect as a result of the offer and the Merger qualifying as a reorganization. The disclosure also addresses the tax consequences investors can reasonably expect if the transaction does not qualify as a reorganization, under the subheading “Consequences if this Offer and the Merger do not Constitute a Single Integrated Transaction Qualifying as a Reorganization.”

As noted above, the disclosure expressly acknowledges and describes the basis for the uncertainty of the tax consequences:
“The determination as to whether this offer is a step in a series of transactions constituting an integrated transaction qualifying as reorganization is based on the application of principles to the relevant facts and circumstances. Because of the factual nature of this inquiry, counsel is unable to provide an unqualified opinion as to whether this offer and the Merger constitute an integrated transaction qualifying as a reorganization.”
The Registration Statement contains a risk factor addressing this uncertainty under the subheading “The exchange of Mass Common Shares for Terra Nova Common Shares in this offer may be taxable to Mass Shareholders.”

Based on the assumptions included in the disclosure, counsel has rendered its opinion regarding qualification of the offer and the Merger as a reorganization.

10.	Please revise your disclosure to clarify whether the merger agreement requires counsel to render an opinion as to the tax consequences of the transaction.

The following disclosure has been added to the first paragraph of the section of the Registration Statement entitled “Material U.S. Federal Income Tax Consequences – Treatment of this Offer and the Merger as a Reorganization”:
“No opinion of counsel as to the qualification of this offer and the Merger as a reorganization is required by the Agreement”

SANGRA MOLLER llp
October 25, 2010

Signatures
11.	Please have your principal executive officer, principal financial officer, controller or principal accounting officer, and authorized representative in the United States sign the registration statement.
The Registration Statement has been amended to provide for execution by the Company’s authorized representative in the United States and its principal executive officer, principal financial officer and principal accounting officer of the Company.
Exhibit 5.1
12.	Regarding paragraph l.V., we note the language stating that the opinion is “solely” for the benefit of the Board of Directors as well as the reliance limitation in the second sentence. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Please have counsel revise its opinion to delete these provisions.
Exhibit 5.1 of the Registration Statement has been amended to remove the language identified in your comment.
Exhibit 8.1
13.	We note that counsel is providing a short-form tax opinion, as discussed in comment three above. Please have counsel revise its opinion to clearly indicate that the discussion set forth in your registration statement in the section entitled “Material U.S. Federal Income Tax Consequences” is counsel’s opinion.
Exhibit 8.1 of the Registration Statement has been amended to reflect your comment.
14.	Counsel must consent to the prospectus discussion of the opinion, the reproduction of the opinion as an exhibit and to being named in the registration statement. Please have counsel revise the opinion to expressly provide its consent to such items. Please have counsel remove the language stating that counsel “acknowledge[s]” that it is referred to in the prospectus and that it does not admit that it is required to provide consent to the use of its name or the filing of the opinion as an exhibit, as this language is inappropriate.
Exhibit 8.1 of the Registration Statement has been amended to reflect your comment.
15.	We note the language stating that the opinion may not be relied upon by any other person except for the board. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Please have counsel revise its opinion to delete this disclaimer.
Exhibit 8.1 of the Registration Statement has been amended to reflect your comment.

SANGRA MOLLER llp
October 25, 2010

Exhibit 23.3
16.	Please tell us whether MAZARS Hemmelrath GmbH is registered with the Public Company Accounting Oversight Board (''PCAOB’’) and whether RSM Hemmelrath GmbH was registered with the PCAOB at the time it issued its report dated July 30, 2008. Please provide us supplementally with any relevant supporting documentation. Please note that Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e., registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. To the extent RSM Hemmelrath GmbH was not registered at the time it issued its report dated July 30, 2008, such financial statements would not be acceptable and would be considered materially deficient. Please note that we may have further comment after review of your response.
We note that Section 4110.5 of the Division of Corporate Finance’s Financial Reporting Manual provides that financial statements of a non-issuer entity, such as Mass, do not require an auditor’s report to be issued by a public accounting firm registered with the Public Company Accounting Oversight Board (the “PCAOB”).
For your reference, RSM Hemmelrath GmbH (the predecessor firm to Mazars Hemmelrath GmbH) was registered with the PCAOB at the time they issued their audit report respecting the financial statements of Mass for the year ended December 31, 2007.
We trust the foregoing to be in order but, should you have any questions or concerns, please do not hesitate to contact the undersigned, Rod Talaifar (604-692-3023) or Andrew Bond (604-692-3059) of our office.
Yours truly,
SANGRA MOLLER LLP
/s/  H.S. Sangra
Per:
     H.S. Sangra
/s/  Andrew Bond
Per:
     Andrew Bond
Washington State Bar No. 257763
California State Bar No. 39502
District of Columbia Bar No. 994014
/s/  Rod A. Talaifar
Per:
     Rod A. Talaifar
HSS/RT/AB/cl
cc. Terra Nova Royalty Corporation